Exhibit 12.1

FelCor Lodging Limited Partnership

Computation of Ratio of Earnings To Fixed Charges

(in thousands, except ratios)	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010

Income (loss) from continuing operations	(4,895)	(20,428)	27,750	(83,793)	(187,311)	(133,619)	(99,620)
Equity in income of unconsolidated entities	(149)	(643)	(5,010)	(4,586)	(2,779)	2,068	(16,916)
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(5,044)	(21,071)	22,740	(88,379)	(190,090)	(131,551)	(116,536)

Fixed charges:
Interest expense	19,486	25,242	90,743	103,865	121,689	126,278	127,145
Capitalized interest	3,478	4,005	16,266	12,809	12,930	2,206	638
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebetedness	22,964	29,247	107,009	116,674	134,619	128,484	127,783

Amortization of capitalized interest	1,783	1,513	6,072	4,960	3,996	3,007	1,736

Distributed income of equity investees	580	824	4,128	4,440	4,160	2,261	2,190

Interest capitalized	(3,478)	(4,005)	(16,266)	(12,809)	(12,930)	(2,206)	(638)

Earnings	16,805	6,508	123,683	24,886	(60,245)	(5)	14,535

Fixed charges	22,964	29,247	107,009	116,674	134,619	128,484	127,783

Ratio of Earnings to Fixed Charges	0.73	0.22	1.16	0.21	(0.45)	—	0.11

Deficiency	6,159	22,739	—	91,788	194,864	128,489	113,248